UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

GROUPON, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

399473206

(CUSIP Number)

Peter Ashby
Chief Compliance Officer and Chief Operating Officer
MIG Capital, LLC

660 Newport Center Drive, Suite 1300
Newport Beach, CA 92660
(949) 474-5800

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

MIG Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,318,855
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,318,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,318,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

MIG Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,318,855
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,318,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,318,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

MIG Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,358,172
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,358,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,358,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

OO, IA

4

CUSIP No. 399473206

1	NAME OF REPORTING PERSON

Richard P. Merage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,358,172
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,358,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,358,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. 399473206

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock purchased by MIG Master Fund and held in a certain account managed by MIG Capital (the “MIG Account”) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,318,855 shares of Common Stock beneficially owned by MIG Master Fund is approximately $65,893,417, including brokerage commissions. The aggregate purchase price of the 39,317 shares of Common Stock held in the MIG Account is approximately $922,437, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 28,988,465 shares of Common Stock outstanding as of February 22, 2021, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2021.

As of the date hereof, MIG Master Fund directly beneficially owned 1,318,855 shares of Common Stock, constituting approximately 4.5% of the outstanding shares of Common Stock. MIG Advisors, as the general partner of MIG Master Fund, may be deemed to beneficially own the 1,318,855 shares of Common Stock owned by MIG Master Fund, constituting approximately 4.5% of the outstanding shares of Common Stock.

As of the date hereof, 39,317 shares of Common Stock were held in the MIG Account, constituting less than 1% of the outstanding shares of Common Stock.

MIG Capital, as the investment manager of MIG Master Fund and the MIG Account, may be deemed to beneficially own the 1,358,172 shares of Common Stock owned in the aggregate by MIG Master Fund and held in the MIG Account, constituting approximately 4.7% of the outstanding shares of Common Stock. Mr. Merage, as the Chief Executive Officer and Manager of each of MIG Advisors and MIG Capital, may be deemed to beneficially own the 1,358,172 shares of Common Stock owned in the aggregate by MIG Master Fund and held in the MIG Account, constituting approximately 4.7% of the outstanding shares of Common Stock.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective relationships to MIG Master Fund, each of MIG Master Fund, MIG Advisors, MIG Capital and Mr. Merage may be deemed to share the power to vote and dispose of the shares of Common Stock directly owned by MIG Master Fund.

6

CUSIP No. 399473206

By virtue of their respective relationships to the MIG Account, each of MIG Capital and Mr. Merage may be deemed to share the power to vote and dispose of the shares of Common Stock held in the MIG Account.

(c)       The transactions in the securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Schedule A annexed hereto and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       As of March 9, 2021, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.

7

CUSIP No. 399473206

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2021	MIG MASTER FUND, L.P.

	By:	MIG Capital Advisors, LLC General Partner

	By:	/s/ Richard P. Merage
		Name:	Richard P. Merage
		Title:	Chief Executive Officer and Manager

MIG CAPITAL ADVISORS, LLC

By:	/s/ Richard P. Merage
	Name:	Richard P. Merage
	Title:	Chief Executive Officer and Manager

MIG CAPITAL, LLC

By:	/s/ Richard P. Merage
	Name:	Richard P. Merage
	Title:	Chief Executive Officer and Manager

/s/ Richard P. Merage
RICHARD P. MERAGE

8

CUSIP No. 399473206

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Security	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

MIG MASTER FUND, L.P.

Common Stock	1,569	37.1025	02/23/2021
Common Stock	1,329	37.5118	02/23/2021
Common Stock	17,695	37.3587	02/23/2021
Common Stock	778	37.8473	02/24/2021
Common Stock	6,562	38.0248	02/24/2021
Common Stock	48,614	37.9161	02/24/2021
Common Stock	34,030	37.5703	02/24/2021
Common Stock	15,287	37.9035	02/24/2021
Common Stock	16,111	37.8923	02/24/2021
Common Stock	33,325	37.9064	02/25/2021
Common Stock	(7,691)	60.0929	03/03/2021
Common Stock	(15,696)	59.9595	03/03/2021
Common Stock	(20,426)	61.1158	03/03/2021
Common Stock	(36,702)	61.1617	03/03/2021
Common Stock	(7,431)	61.1488	03/03/2021
Common Stock	(14,164)	60.9910	03/03/2021
Common Stock	(38,317)	63.1165	03/05/2021
Common Stock	(3,478)	62.9760	03/08/2021
Common Stock	(13,670)	63.0299	03/09/2021
Common Stock	(23,423)	48.2409	03/29/2021
Common Stock	(12,762)	48.2605	03/30/2021
Common Stock	(17,288)	48.0289	03/30/2021
Common Stock	(24,539)	49.3145	03/31/2021
February 19, 2021 Call Option ($38.00 Strike Price)*	(2,139)	0.7445	02/16/2021
March 19, 2021 Call Option ($38.00 Strike Price)	2,139	3.7490	02/16/2021
March 19, 2021 Call Option ($38.00 Strike Price)	(1,069)	4.4696	02/26/2021
March 19, 2021 Call Option ($38.00 Strike Price)	(263)	21.5621	03/02/2021
March 19, 2021 Call Option ($38.00 Strike Price)	(807)	21.7538	03/03/2021

* Sold short.

CUSIP No. 399473206

MIG CAPITAL, LLC
(Through the MIG Account)

Common Stock	45	37.1026	02/23/2021
Common Stock	38	37.5118	02/23/2021
Common Stock	505	37.3587	02/23/2021
Common Stock	22	37.8474	02/24/2021
Common Stock	187	38.0248	02/24/2021
Common Stock	1,386	37.9161	02/24/2021
Common Stock	970	37.5703	02/24/2021
Common Stock	436	37.9035	02/24/2021
Common Stock	459	37.8923	02/24/2021
Common Stock	952	37.9064	02/25/2021
Common Stock	(3,333)	44.5237	03/01/2021
Common Stock	(205)	60.0929	03/03/2021
Common Stock	(418)	59.9595	03/03/2021
Common Stock	(548)	61.1158	03/03/2021
Common Stock	(968)	61.1617	03/03/2021
Common Stock	(196)	61.1488	03/03/2021
Common Stock	(373)	60.9910	03/03/2021
Common Stock	(1,027)	63.1165	03/05/2021
Common Stock	(93)	62.9760	03/08/2021
Common Stock	(367)	63.0299	03/09/2021
Common Stock	(618)	48.2409	03/29/2021
Common Stock	(338)	48.2605	03/30/2021
Common Stock	(458)	48.0289	03/30/2021
Common Stock	3,241	50.4122	04/01/2021
February 19, 2021 Call Option ($38.00 Strike Price)*	(61)	0.7445	02/16/2021
March 19, 2021 Call Option ($38.00 Strike Price)	61	3.7490	02/16/2021
March 19, 2021 Call Option ($38.00 Strike Price)	(31)	4.4696	02/26/2021
March 19, 2021 Call Option ($38.00 Strike Price)	(7)	21.5621	03/02/2021
March 19, 2021 Call Option ($38.00 Strike Price)	(23)	21.7538	03/03/2021

* Sold short.